Exhibit 3.1

CERTIFICATE OF AMENDMENT OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

CHARDAN NEXTECH ACQUISITION 2 CORP.

Chardan NexTech Acquisition 2 Corp. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

FIRST: Article FIFTH, Section E of the Amended and Restated Certificate of Incorporation of the Corporation (the “Charter”) is hereby amended in its entirety to read as follows:

"E. In the event that the Corporation does not consummate a Business Combination by August 13, 2022 (if not extended by one month each time (but in no event more than three months in the aggregate) upon the deposit into the trust account by the Corporation's insiders, their affiliates or designees of $200,000 upon five days' advance notice prior to August 13, 2022, or such other deadline, as applicable) (such date being referred to as the “Termination Date”), the Corporation shall (i) cease all operations except for the purposes of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter redeem 100% of the IPO Shares for cash for a redemption price per share as described below (which redemption will completely extinguish such holders’ rights as stockholders, including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to approval of the Corporation’s then stockholders and subject to the requirements of the GCL, including the adoption of a resolution by the Board of Directors pursuant to Section 275(a) of the GCL finding the dissolution of the Corporation advisable and the provision of such notices as are required by said Section 275(a) of the GCL, dissolve and liquidate the balance of the Corporation’s net assets to its remaining stockholders, as part of the Corporation’s plan of dissolution and liquidation, subject (in the case of (ii) and (iii) above) to the Corporation’s obligations under the GCL to provide for claims of creditors and other requirements of applicable law. In such event, the per-share redemption price shall be equal to a pro rata share of the Trust Fund plus any pro rata interest earned on the funds held in the Trust Fund and not previously released to the Corporation for its working capital requirements or necessary to pay its taxes divided by the total number of IPO Shares then outstanding."

SECOND: That said amendment was duly adopted in accordance with the applicable provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by a duly authorized officer this 5th day of August, 2022.

CHARDAN NEXTECH ACQUISITION 2 CORP.

By:	/s/ Jonas Grossman
	Name:	Jonas Grossman
	Title:	Chief Executive Officer